Response Biomedical Retains Leading Investor Relations Firm

Vancouver, British Columbia, July 25, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), today announced that it has retained the Equicom Group Inc. (“Equicom”) to provide the Company with strategic investor relations and financial communications services.

Equicom provides strategic communications services to more than 60 Canadian public companies across a diverse range of industries. The initial contract term is for twelve months. Neither Equicom nor any of its principals has an ownership interest, directly or indirectly, in Response Biomedical or its securities, and the Company has not granted Equicom or its principals any right to acquire such an interest. The principals of Equicom are: Barry Hildred, President; Jason Hogan, Executive Vice President; Scott Kelly, Senior Vice President, Creative Services; and, Mike Polonsky, Senior Vice President.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". A recently televised profile on the Company, is available for viewing at http://www.b-tv.com/i/videos/responsebiomedical.wmv. For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Christina Bessant	Brian Korb
Director, Corporate Communications	Account Executive	Senior Associate
Response Biomedical Corp.	The Equicom Group Inc.	The Trout Group LLC
Tel: 604.681.4101 ext. 202	Tel: 416.815.0700 ext. 269	Tel: (212) 477-9007 ext. 23
dbradley@responsebio.com	cbessant@equicomgroup.com	bkorb@troutgroup.com